                                                                    EXHIBIT 99.3

                      STEVEN A. HALLOCK ENTERPRISES, INC.
                             D.B.A. CONCORD NISSAN

                         INDEPENDENT AUDITOR'S REPORT
                                      AND
                             FINANCIAL STATEMENTS

                                   CONTENTS

                                                                      PAGE
                                                                      ----
INDEPENDENT AUDITOR'S REPORT                                            2

FINANCIAL STATEMENTS

         Balance Sheets                                                 3

         Statements of Operations                                       4

         Statements of Shareholders' Equity                             5

         Statements of Cash Flows                                       6

         Notes to Financial Statements                                  7

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
FirstAmerica Automotive, Inc.

We have audited the accompanying balance sheet of Steven A. Hallock Enterprises, Inc. (d.b.a. Concord Nissan) as of December 31, 1996, and the related statement of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of FirstAmerica Automotive, Inc. management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Steven A. Hallock Enterprises, Inc. (d.b.a. Concord Nissan) as of December 31, 1996, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.



September 19, 1997

                      STEVEN A. HALLOCK ENTERPRISES, INC.
                             D.B.A. CONCORD NISSAN
                                BALANCE SHEETS
                                (IN THOUSANDS)

                                                            (Unaudited)    December 31,
                                                           June 30, 1997      1996
                                                           -------------   ------------
Assets
------
Cash (note 6)                                              $           -   $          -
Accounts receivable, net (note 2)                                  1,318            741
Inventories, net (note 3)                                          3,428          3,733
Deposits and prepaid expenses                                         56             20
Prepaid costs-extended warranty service contracts                    173            123
Deferred income taxes                                                 21             21
                                                           -------------   ------------
            Total current assets                                   4,996          4,638

Property and equipment, net (note 4)                                 125            130
Prepaid costs-extended warranty service contracts                    260            244
Receivable from shareholder                                           36            201
Deferred income taxes                                                132            134
                                                           -------------   ------------
            Total assets                                   $       5,549   $      5,347
                                                           =============   ============

Liabilities and Shareholders' Equity
------------------------------------
Due to affiliate (note 6)                                  $       1,434   $         85
Accounts payable and accrued liabilities                             689            692
Note payable, related  party (note 6)                                812          1,100
Inventory floor plan notes payable (note 3)                        2,147          2,693
Deferred revenue - extended warranty service contracts               260            237
                                                           -------------   ------------
            Total current liabilities                              5,342          4,807

Deferred revenue - extended warranty service contracts               502            469
                                                           -------------   ------------
            Total liabilities                                      5,844          5,276

Commitments (note 6)

Shareholders' equity:
Common shares, no par value, authorized 7,500 shares;
            issued and outstanding 1,200 shares in 1997
            and 1996                                                   -              -
Additional paid-in capital                                            30             30
Advances to shareholders                                            (454)             -
Retained earnings                                                    129             41
                                                           -------------   ------------
            Total shareholders' equity                              (295)            71
                                                           -------------   ------------
                                                           $       5,549   $      5,347
                                                           =============   ============

See accompanying notes to financial statements.

                      STEVEN A. HALLOCK ENTERPRISES, INC.
                             D.B.A. CONCORD NISSAN
                           STATEMENTS OF OPERATIONS
                                (IN THOUSANDS)

                                                           (Unaudited)
                                                         Six months ended           Year Ended
                                                            June 30,                December 31,
                                                              1997                     1996
                                                      ---------------------      -------------------
Sales:
        Vehicle                                       $             20,419       $           35,488
        Service, parts and other                                     2,344                    5,551
                                                      ---------------------      -------------------
             Total sales                                            22,763                   41,039

        Cost of sales                                              (19,705)                 (35,026)
                                                      ---------------------      -------------------
             Gross profit                                            3,058                    6,013

Operating expenses:
        Selling, general and administrative                          2,599                    5,446
        Depreciation and amortization                                   15                       26
                                                      ---------------------      -------------------
             Operating income                                          444                      541

Other expense:
        Interest expense                                              (151)                    (334)
        Other expense                                                 (147)                    (107)
                                                      ---------------------      -------------------
             Income before income taxes                                146                      100

Income tax expense                                                      58                       41
                                                      ---------------------      -------------------
             Net income                               $                 88       $               59
                                                      =====================      ===================

See accompanying notes to financial statements.

                      STEVEN A. HALLOCK ENTERPRISES, INC.
                             D.B.A. CONCORD NISSAN
                       STATEMENT OF SHAREHOLDERS' EQUITY
                       (IN THOUSANDS EXCEPT SHARE DATA)

                                                                                                    Retained
                                       Common shares                               Advances         earnings
                              ----------------------------      Additional            to          (accumulated
                                 Shares         Amount       paid-in capital     Shareholders       deficit)            Total
                              -------------  -------------   ---------------   ---------------   ----------------  ----------------
Balance, January 1, 1996              1,306  $           -   $          180    $            -    $           (18)  $           162
Net income                                -              -                -                 -                 59                59
Retirement of shares                   (106)             -             (150)                -                  -              (150)
                              -------------  -------------   ---------------   ---------------   ----------------  ----------------
Balance,  December 31, 1996           1,200              -               30                 -                 41                71
Net income (unaudited)                    -              -                -                 -                 88                88
Advances to shareholder                   -              -                -              (454)                 -              (454)
                              -------------  -------------   ---------------   ---------------   ----------------  ----------------
Balance, June 30, 1997                1,200  $           -   $           30    $         (454)   $           129   $          (295)
                              =============  =============   ===============   ===============   ================  ================

See accompanying notes to financial statements.

                       STEVEN A.HALLOCK ENTERPRISES, INC.
                             D.B.A. CONCORD NISSAN
                           STATEMENTS OF CASH FLOWS
                                (IN THOUSANDS)

                                                                                      (Unaudited)
                                                                                    Six months ended            Year ended
                                                                                        June 30,                December 31,
                                                                                          1997                     1996
                                                                                ------------------------   ---------------------
Cash flows from operating activities:
     Net income                                                                 $                    88    $                 59
     Adjustments to reconcile net income to net cash provided
        by (used in) operating activities:
        Deferred income taxes                                                                         2                     (29)
        Depreciation and amortization                                                                15                      26
        Amortization of deferred warranty revenue                                                   (10)                     60
        Changes in operating assets and liabilities:
           Accounts receivable                                                                     (577)                    378
           Inventories, net                                                                         305                    (991)
           Deposits and prepaid expenses                                                            (36)                    (19)
           Other noncurrent assets                                                                  165                      18
           Floor plan notes payable                                                                (546)                    (59)
           Accounts payable and accrued liabilities                                                  (3)                   (191)
                                                                                ------------------------------------------------
              Net cash used in operating activities                                                (597)                   (748)
                                                                                ------------------------   ---------------------

Cash flows from investing activities:
     Capital expenditures                                                                           (10)                      -
                                                                                ------------------------   ---------------------
              Net cash used in investing activities                                                 (10)                      -
                                                                                ------------------------   ---------------------

Cash flows from financing activities:
     Increase (decrease) in due to affiliate                                                      1,349                    (202)
     Borrowings (repayments) on notes payable to shareholder                                       (288)                  1,100
     Advances to shareholders                                                                      (454)                      -
     Retirement of common stock                                                                       -                    (150)
     Distributions to shareholders                                                                    -                       -
                                                                                ------------------------   ---------------------
              Net cash provided by financing activities                                             607                     748
                                                                                ------------------------   ---------------------

              Net change in cash                                                                      -                       -

Cash at beginning of period                                                                           -                       -
                                                                                ========================   =====================
Cash at end of period                                                           $                     -    $                  -
                                                                                ========================   =====================

Supplemental cash flow information:
     Cash paid during the year for interest                                     $                   125    $                319
                                                                                ========================   =====================
     Cash paid during the year for taxes                                        $                    45    $                107
                                                                                ========================   =====================

See accompanying notes to financial statements.

                      STEVEN A. HALLOCK ENTERPRISES, INC.
                             D.B.A. CONCORD NISSAN
                         NOTES TO FINANCIAL STATEMENTS


(1)      Summary of Significant Accounting Policies

         (a)      Organization and Business

         Steven A. Hallock Enterprises, Inc. d.b.a. Concord Nissan (the "Company") is an automobile dealership that serves customers located principally in northern California. The Company offers a broad range of products and services that include new Nissan vehicles as well as used vehicles and light trucks, vehicle financing and insurance, and replacement parts and service.

         (b)      Basis of Preparation

         The accompanying financial statements reflect the historical financial position, results of operations, and cash flows for the Company. In July, 1997 substantially all of the operating assets of the Company were sold to FirstAmerica Automotive, Inc. (note 9). The operations of Concord Nissan represent the revenue and direct expenses of the Company, do not include any allocation of costs from H.G. Automotive, Inc., and may not be indicative of operations that would have resulted on a stand-alone basis.

         (c)      Cash Concentration Account

         H.G. Automotive, Inc., an affiliate and shareholder of the Company, provides centralized cash management services to the Company. Amounts due to H.G. Automotive, Inc. for disbursements made on behalf of the Company are included in amounts due to affiliate in the accompanying financial statements (note 6).

         (d)      Inventories

         New vehicles are stated at the lower of cost or market. Cost is determined by using the last-in, first-out (LIFO) method. Used vehicles are stated at the lower of cost or market value. Cost is determined using the specific identification method. Parts and accessories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method which approximates market value.

         (e)      Property and Equipment

         Property and equipment are stated at cost and are being depreciated over the estimated useful life of the assets. Leasehold improvements are amortized over the shorter of the lease term or estimated useful life of the asset. The range of estimated useful lives and depreciation methods are as follows:

                  Leasehold improvements                        25 years
                  Equipment                                 5 to 7 years
                  Furniture and fixtures                    5 to 7 years
                  Company vehicles                               5 years

         Maintenance and repairs are expensed as incurred, while significant renewals and betterments are capitalized. When an asset is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the account, and any gain or loss is credited or charged to income.

         (f)      Income Taxes

         Income taxes are accounted for under the asset and liability method prescribed by Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting for Income Taxes". Under SFAS 109, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance reduces deferred tax assets when it is more likely than not that some or all of the deferred tax assets would not be realized. The effect on deferred income tax assets and liabilities of changes in tax rates is recognized in income in the period that includes the enactment date.

         (g)      Financial Instruments

         The carrying amount of trade receivables, trade payables, accrued liabilities and short term borrowings approximate fair value because of the short-term nature of these instruments. Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. The carrying value of the note payable approximates fair value.

         (h)      Advertising

         The Company expenses production and other costs of advertising. Advertising expenses were approximately $245,000 for the six months ended June 30, 1997 and $559,000 for 1996.

         (i)      Concentrations of Credit Risk

         Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base.

         (j)      Use of Estimates

         These financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

         (k)      Revenue Recognition

         Vehicle sales revenue is recognized upon delivery. Notes received from buyers are generally sold to finance companies. Finance fees are received for notes sold to finance companies and are recognized, net of anticipated charge backs, upon acceptance of the credit by the finance companies. These fees are included in service, parts, and other revenues in the statements of operations. Parts and service revenues are recognized at the time of sale or service.

         The Company recognizes fees from the sale of separately priced extended warranty service contracts at the time of sale. For extended warranty service contracts where the Company is the primary obligor of the contract, the costs directly related to sales of the contracts are deferred and charged to expense proportionately as the revenues are recognized. Warranty service contract revenues are included in service, parts, and other revenues in the statements of operations.

         (l)      Major Supplier and Dealer Agreement

         The Company purchases substantially all of its new vehicles and inventory from one manufacturer at the prevailing prices charged by the manufacturer. The Company's overall sales could be impacted by the manufacturer's inability or unwillingness to supply the dealership with an adequate supply of popular models.

(2)      Accounts Receivable

         Accounts receivable consists of the following (in thousands):

                                                                        (unaudited)
                                                                          June 30,         December 31,
                                                                            1997               1996
                                                                     ------------------------------------
                 Contracts in transit and vehicle receivables                $ 1,092            $ 581
                 Trade                                                           154              207
                 Manufacturer and other                                          125                4
                                                                     ------------------------------------
                           Total accounts receivable                           1,371              792
                 Less allowance for doubtful accounts                            (53)             (51)
                                                                     ------------------------------------
                          Accounts receivable, net                           $ 1,318            $ 741
                                                                     ====================================

         Contracts in transit receivables are due from financial institutions and regional banks for funding of customer vehicle purchases and are normally collected within 30 days. Trade receivables primarily consist of commercial receivables for parts sales and finance receivables from financial institutions for financing commissions. Manufacturer and other receivables consist of amounts due from manufacturers for rebates on vehicle purchases (holdbacks), manufacturer incentives and reimbursable warranty coverage expenses.

(3)      Inventories and Floor Plan Notes Payable

         Inventory and related floor plan notes payable were as follows (in thousands):

                                                  Inventory Cost                 Floor Plan Notes Payable
                                        -----------------------------------------------------------------------
                                           (unaudited)       December 31,      (unaudited)      December 31,
                                          June 30, 1997          1996         June 30, 1997         1996
                                        -----------------------------------------------------------------------
          New vehicles                           $2,297           $2,870            $2,147           $2,693
          Used vehicles                           1,248            1,105                 -                -
          Parts and accessories                     212              179                 -                -
          LIFO reserve, net                        (329)            (421)
                                        -----------------------------------------------------------------------
          Inventories, net                       $3,428           $3,733            $2,147           $2,693
                                        =======================================================================

         If the specific identification method of inventory accounting were used by the Company, net income would have decreased by $92,000 for the six months ended June 30, 1997 and increased by $21,000 for the year ended December 31, 1996.

         Inventory floor plan notes payable consist of notes from a financing institution that bear interest at 8.375% for both the six months ended June 30,1997 and year ended December 31, 1996, and are secured by new vehicles and vehicle receivables. The floor plan agreement permits the Company to borrow up to $3,500,000. Borrowings are limited by new vehicle levels.

(4)      Property and Equipment

         Property and equipment consists of the following (in thousands):

                                                                   (unaudited)
                                                                    June 30,        December 31,
                                                                      1997              1996
                                                                ------------------------------------
                 Leasehold improvements                                 $ 119             $ 109
                 Equipment                                                253               253
                 Company vehicles                                          42                44
                 Furniture and fixtures                                    55                54
                                                                          469               460
                 Less accumulated depreciation                           (344)             (330)
                                                                        -----             -----
                 Property and equipment, net                            $ 125             $ 130
                                                                        =====             =====

(5)      Income Taxes

        Income tax expense consists of the following (in thousands):

                                                          (unaudited)
                                                            June 30,          December 31,
                                                              1997                 1996
                                                       ------------------- --------------------
                          Current:
                            Federal                             $ 48                $  35
                             State                                 8                    6
                                                       ------------------- --------------------
                                                                  56                   41
                          Deferred:

                            Federal                                2                    -
                            State                                  -                    -
                                                       ------------------- --------------------
                          Income tax expense                    $ 58                $  41
                                                       =================== ====================

         The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets as of June 30, 1997 and December 31, 1996, are presented below (in thousands):

                                                                            (unaudited)
                                                                              June 30,       December 31,
                                                                                1997             1996
                                                                          -----------------------------------
             Deferred tax assets:
                Allowance and accruals                                           $ 21             $  21
                Extended warranty service contracts                               132               134
                                                                          ----------------- -----------------
                      Total deferred tax assets                                  $153             $ 155
                                                                          ================= =================

        Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34 percent to pretax income from continuing operations as a result of the following:

                                                                          (unaudited)
                                                                            June 30,           December 31,
                                                                              1997              1996
                                                                       -------------------------------------
             Expected pro forma income tax expense                             34%               34%
             State income tax expense, net of federal tax effect                 6                 6
             Other, net                                                          -                 1
                                                                       ------------------- -----------------
                                                                                40%               41%
                                                                       =====================================

(6)      Related Party Transactions

         (a)      Lease

         The Company conducts its operations from facilities leased from an affiliate, under a 25 year noncancellable operating lease expiring 2014. The lease payment is a fixed amount of $35,000 per month.

         The future minimum rental commitments under operating leases are as follows (in thousands):

                  Six months ending December 31, 1997:             $    210
                  Years ending December 31, 1998                        420
                                    1999                                420
                                    2000                                420
                                    2001                                420
                                    Thereafter                        5,250
                                                                   -----------
                                                                   $  7,140
                                                                   ===========

         Rental expense for all operating leases was approximately $300,000 and $536,000 for six months ended June 30, 1997 and year ended December 31, 1996, respectively.

         (b)      Note Payable to Related Party

         On April 1, 1996, the Company issued a $1,100,000 note payable to Steven A. Hallock, President and shareholder. The note is callable upon 30 days notice. Interest accrued at 9.5% per annum. As of June 30, 1997 and December 31, 1996, the unpaid balance was $812,000 and $1,100,000, respectively.

         (c)      Due to Affiliate

         H.G. Automotive, Inc., an affiliate and shareholder of the Company, provides centralized cash management services to the Company. Amounts due for disbursements made on behalf of the Company were $1,434,000 and $85,000 at June 30, 1997 and December 31, 1996, respectively.

(7)      Employee Benefits

         The Company provides a 401(k) Plan and Trust Agreement (the Plan) that covers substantially all employees of the Company and is managed by H.G. Automotive, Inc. The annual contribution to the Plan is at the discretion of the Board of Directors. Contributions to the Plan were approximately $15,000 and $21,000 for the six months ended June 30, 1997 and the year ended December 31, 1996, respectively.

(8)      Repurchased and Retired Shares

         In 1996 the Company repurchased and retired 106 outstanding shares of common stock from H.G. Automotive, Inc., at a cost of $150,000.

(9)      Subsequent Events

         In July 1997, substantially all of the operating assets of the Company were acquired by FirstAmerica Automotive, Inc. No adjustments related to the acquisition are reflected in the accompanying historical financial statements.